# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Apollo Origination II (Levered) Capital Trust, CIK 0002052152
CUSIP: 000000000
Title of class of securities: Common shares of beneficial interest, par value $0.001 per share
Address of issuer's principal executive offices: 9 West 57th Street, 42nd Floor, New York, New York (NY), 10019
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002011937

## Reporting persons
- Apollo Origination Partnership II (Levered AIV), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 22,533,408; sole dispositive power 0; shared dispositive power 22,533,408; aggregate amount beneficially owned 22,533,408 (100% of the class)
- Apollo Origination Advisors II L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 22,533,408; sole dispositive power 0; shared dispositive power 22,533,408; aggregate amount beneficially owned 22,533,408 (100% of the class)
- Apollo Origination Advisors II GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 22,533,408; sole dispositive power 0; shared dispositive power 22,533,408; aggregate amount beneficially owned 22,533,408 (100% of the class)
- APH Holdings (DC), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 22,533,408; sole dispositive power 0; shared dispositive power 22,533,408; aggregate amount beneficially owned 22,533,408 (100% of the class)
- Apollo Principal Holdings B GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 22,533,408; sole dispositive power 0; shared dispositive power 22,533,408; aggregate amount beneficially owned 22,533,408 (100% of the class)

## Item 1. Issuer
Name of issuer: Apollo Origination II (Levered) Capital Trust
Address of issuer's principal executive offices: 9 West 57th Street, 42nd Floor, New York, NY 10019

## Item 2. Person Filing
Name of person filing: See Item 2(c) below
Address of principal business office or, if none, residence: See Item 2(c) below
Citizenship:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

i. Apollo Origination Partnership II (Levered AIV), L.P., a Cayman Islands exempted limited partnership with a principal business address of 9 West 57th Street, New York, NY 10019;

ii. Apollo Origination Advisors II L.P., a Cayman Islands exempted limited partnership with a principal business address of 9 West 57th Street, New York, NY 10019;

iii. Apollo Origination Advisors II GP, LLC, a Delaware limited liability company with a principal business address of 9 West 57th Street, New York, NY 10019;

iv. APH Holdings (DC), L.P., a Cayman Islands limited partnership limited partnership with a principal business address of 190 Elgin Avenue, George Town, Grand Cayman, E9 KY1-9808; and

v. Apollo Principal Holdings B GP, LLC, a Delaware limited liability company with a principal business address of 9 West 57th Street, New York, NY 10019.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Apollo Origination Partnership II (Levered AIV), L.P. directly holds 22,533,408 common shares of beneficial interest, par value $0.001 per share (the "Common Shares") of Apollo Origination II (Levered) Capital Trust (the "Issuer"). Apollo Origination Advisors II L.P. is the general partner of Apollo Origination Partnership II (Levered AIV), L.P. Apollo Origination Advisors II GP, LLC is the general partner of Apollo Origination Advisors II L.P. The sole member of Apollo Origination Advisors II GP, LLC is APH Holdings (DC), L.P. Apollo Principal Holdings B GP, LLC is the general partner of APH Holdings (DC), L.P. Apollo Principal Holdings B GP, LLC is managed by a board of managers consisting of Marc Rowan, Scott Kleinman and James Zelter.

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit A.

Each of Apollo Origination Advisors II L.P., Apollo Origination Advisors II GP, LLC, APH Holdings (DC), L.P., Apollo Principal Holdings B GP, LLC and Messrs. Rowan, Kleinman and Zelter disclaims beneficial ownership of these securities, except to the extent of their pecuniary interest therein, if any, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Calculations of the percentage of Common Shares of the Issuer beneficially owned are based on 22,533,408 Common Shares outstanding as of March 31, 2025, based on information provided by the Issuer. Each of the Reporting Persons may be deemed to be the beneficial owner of the Common Shares listed on such Reporting Person's cover page.
Percent of class: Each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of Common Shares listed on such Reporting Person's cover page.
Sole power to vote or to direct the vote: See each cover page hereof.
Shared power to vote or to direct the vote: See each cover page hereof.
Sole power to dispose or to direct the disposition: See each cover page hereof.
Shared power to dispose or to direct the disposition: See each cover page hereof.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 4.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Apollo Origination Partnership II (Levered AIV), L.P.: /s/ William B. Kuesel, William B. Kuesel, Vice President, Assistant Secretary of Apollo Principal Holdings B GP, LLC See Exhibit 99.1 (05/09/2025)
- Apollo Origination Advisors II L.P.: /s/ William B. Kuesel, William B. Kuesel, Vice President, Assistant Secretary of Apollo Principal Holdings B GP, LLC See Exhibit 99.1 (05/09/2025)
- Apollo Origination Advisors II GP, LLC: /s/ William B. Kuesel, William B. Kuesel, Vice President, Assistant Secretary of Apollo Principal Holdings B GP, LLC See Exhibit 99.1 (05/09/2025)
- APH Holdings (DC), L.P.: /s/ William B. Kuesel, William B. Kuesel, Vice President, Assistant Secretary of Apollo Principal Holdings B GP, LLC See Exhibit 99.1 (05/09/2025)
- Apollo Principal Holdings B GP, LLC: /s/ William B. Kuesel, William B. Kuesel, Vice President, Assistant Secretary See Exhibit 99.1 (05/09/2025)